January 22, 2010

Mail Stop 3010

Mr. Steven B. Waters
Vice President
National Partnership Investments Corp.
55 Beattie Place, PO Box 1089
Greenville, SC 29602

RE: **Real Estate Associates Limited IV**
        Form 10-K for the year ended December 31, 2008
        Filed April 15, 2009
        Form 10-Q for the period ended June 30, 2009
        Filed August 14, 2009
        File No. 0-12439

Dear Mr. Waters:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Kristi Marrone
                        Staff Accountant